March 21, 2025

Roger Jeffs
Chief Executive Officer
Liquidia Corp
419 Davis Drive, Suite 100
Morrisville, NC 27560

       Re: Liquidia Corp
           Registration Statement on Form S-3
           Filed March 19, 2025
           File No. 333-285923
Dear Roger Jeffs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrew P. Gilbert